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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

General Moly Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

451272306
(CUSIP Number)

Clint Coghill Coghill Capital Management 1 N Wacker Dr. Ste. #4350 Chicago, IL 60606 312-324-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	451272306

1.	NAME OF REPORTING PERSONS
CCM Master Qualified Fund, Ltd.* CCM Special Holdings Fund, LP* Coghill Capital Management, L.L.C.+* Clint D. Coghill+*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
CCM Master Qualified Fund, Ltd.* – Cayman Islands CCM Special Holdings Fund, LP* - Delaware Coghill Capital Management, L.L.C.+* - Delaware Clint D. Coghill+* - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
15,910,485

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
15,910,485

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
15,910,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.53%

14.	TYPE OF REPORTING PERSON*
CCM Master Qualified Fund, Ltd.* – CO CCM Special Holdings Fund, LP* - PN Coghill Capital Management, L.L.C.+* - IA Clint D. Coghill+* - IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	451272306

Item 1.	Security and Issuer.

This statement relates to the Common Stock of General Moly, Inc. (the "Issuer"). The address of the Issuer's principal offices is: 1726 Cole Boulevard, Suite 115 Lakewood, CO 80401

Item 2.	Identity and Background.

(a)	The name of the Reporting Persons are: CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and Clint D. Coghill+*.

(b)	The address of principal business office for each Reporting Person is: 1 N. Wacker Dr. Ste. #4350 Chicago, IL 60606

(c)	Coghill Capital Management LLC+*, is an SEC registered investment advisor.

(d)
During the five years prior to the date hereof, none of CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the five years prior to the date hereof, none of CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f)	CCM Master Qualified Fund, Ltd.* – Cayman Islands CCM Special Holdings Fund, LP* - Delaware Coghill Capital Management, L.L.C.+* - Delaware Clint D. Coghill+* - USA.

Item 3.	Source and Amount of Funds or Other Consideration.

Working Capital of CCM Master Qualified Fund, Ltd.* and CCM Special Holdings Fund, LP*.

Item 4.	Purpose of Transaction.

As disclosed in our Schedule 13D/A filed on August 22, 2007, the Reporting Persons have had conversations with management regarding possible business combination transactions.  The Reporting Persons expect to continue having such discussions with the Issuer's management.  The Reporting Persons have no further plans or proposals regarding the Issuer, and at this time they intend to continue to hold the Shares for investment purposes in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

Except as set forth above, none of CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC*+, and/or Clint D. Coghill have present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h)
A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above

Item 5.	Interest in Securities of the Issuer.

(a)
CCM Master Qualified Fund, Ltd.*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have beneficial ownership of 15,910,485 shares (22.53%**).  Included in this number are 5,380,728 shares to which CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have the right to acquire within 60 days.

(b)
Number of Shares as to which CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have:

(i)  sole power to vote or to direct the vote:

0 shares of Common Stock.

(ii)  shared power to vote or to direct the vote:

15,910,485 shares of Common Stock (22.53%**).

(iii)  sole power to dispose or to direct the disposition:

0 shares of Common Stock.

(iv)  shared power to dispose or to direct the disposition:

15,910,485 shares of Common Stock (22.53%**).

(c)
On March 3, 2008, CCM Master Qualified Fund, Ltd.* contributed 3,057,253 common shares of the Issuer and warrants to purchase 1,648,367 common shares to CCM Special Holdings Fund, LP as a contribution to capital.

(d)	n/a

(e)	n/a

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with certain services provided to the Issuer by the Reporting Persons, the Issuer granted each of CCM Master Qualified Fund, Ltd. and Coghill Capital Management, L.L.C., warrants to purchase up to 500,000 shares of the Issuer's common stock at an exercise price of ten dollars ($10.00) per share.  Under their terms, the warrants will only become exercisable on the date that the Issuer shall complete a financing that shall have been determined by the Issuer's Board of Directors to be sufficient to finance the commencement of commercial production at the Issuer's Mt. Hope project and will remain exercisable for a period of one year from that date.

Item 7.	Material to be Filed as Exhibits.

None

Explanation of Responses:
*The Reporting Persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

**Based on 65,243,581 shares of common stock issued and outstanding (this figure includes the 56,986,882 reported by the Issuer in its Registrations Statement on Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2007, plus 8,256,699 shares issued in connection with the purchase agreement announced in the Issuer’s Form 8-K dated November 23, 2007, and 5,380,728 shares of common stock issue-able via warrants held by the Reporting Persons as described in Item 5 of this Schedule 13D).

+Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2008
(Date)

/s/ Clint D. Cogill
(Signature)

Clint D. Coghill+*
(Name/Title)

CCM Master Qualified Fund, Ltd.*

/s/ Clint D. Coghill
(Signature)

Clint D. Coghill, Director
(Name/Title)

CCM Special Holdings Fund, LP*

/s/ Clint D. Coghill
(Signature)

Clint D. Coghill, President of its general partner
(Name/Title)

Coghill Capital Management, L.L.C.+*

/s/ Clint D. Coghill
(Signature)

Clint D. Coghill, President
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 02921 0007 861584